SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 11-K

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [FEE REQUIRED]
For the fiscal year ended December 31, 2007
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]
For the transition period from                      to
Commission File Number: < >
COMMUNITY SHORES BANK 401(k) PLAN
COMMUNITY SHORES BANK CORPORATION
1030 W. NORTON AVENUE
MUSKEGON, MICHIGAN 49441
(231) 780-1800

COMMUNITY SHORES BANK 401(k) PLAN

Note:	All other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and disclosure under the Employee Retirement Income Security Act of 1974, have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
Plan Administrator and Participants
Community Shores Bank 401(k) Plan
Muskegon, Michigan
We have audited the accompanying statements of net assets available for benefits of Community Shores Bank 401(k) Plan as of December 31, 2007 and 2006, and the related statements of changes in net assets available for benefits for the years then ended and the December 31, 2007 supplemental schedule of assets (held at year end) as listed in the accompanying table of contents. These financial statements and supplemental schedule are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of Community Shores Bank 401(k) Plan as of December 31, 2007 and 2006, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.
Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The December 31, 2007 supplemental schedule of assets (held at end of year) is presented for the purpose of additional analysis and is not a required part of the basic 2007 financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan’s management. This supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic 2007 financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic 2007 financial statements taken as a whole.
/s/ Rehmann Robson
REHMANN ROBSON, P.C.
June 26, 2008
Grand Rapids, Michigan

COMMUNITY SHORES BANK 401(k) PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

	December 31
	2007	2006
ASSETS

Investments at fair value
Pooled separate accounts	$1,920,388	$1,794,784
Community Shores Bank Corporation common stock	198,674	604,497
Guaranteed investment contract	3,267	1,968
Participant loans	7,075	10,948

Total investments at fair value	2,129,404	2,412,197

Cash	2,473	2,219

Total assets (equal to net assets available for benefits)	$2,131,877	$2,414,416

The accompanying notes are an integral part of these financial statements.

COMMUNITY SHORES BANK 401(k) PLAN
STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

	Year Ended December 31
	2007	2006
Additions to net assets attributed to
Net investment (loss) income
Net appreciation (depreciation) in aggregate fair value of investments in
Pooled separate accounts	$160,593	$180,360
Common stock	(289,768)	(75,059)
Interest and dividends	783	492

Net investment (loss) income	(128,392)	105,793

Contributions
Participant	231,637	214,531
Employer	128,788	115,946
Rollover	—	149,283

Total contributions	360,425	479,760

Total additions	232,033	585,553

Deductions from net assets attributed to
Benefits paid to participants	497,139	6,148
Administrative expenses	17,433	15,837

Total deductions	514,572	21,985

Net (decrease) increase	(282,539)	563,568

Net assets available for plan benefits
Beginning of year	2,414,416	1,850,848

End of year	$2,131,877	$2,414,416

The accompanying notes are an integral part of these financial statements.

COMMUNITY SHORES BANK 401(k) PLAN
NOTES TO FINANCIAL STATEMENTS
1.	DESCRIPTION OF THE PLAN AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The following description of the Community Shores Bank (the “Bank” or “Sponsor”) 401(k) Plan (the “Plan”) provides only general information. Participants should refer to the plan agreement for a more complete description of the Plan’s provisions.

Description of the Plan
General

The Plan is a defined contribution plan covering all employees of the Bank who have six months of service and are 21 or older. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).

Contributions

Participants may contribute annual compensation as defined in the Plan up to a maximum allowed by the Internal Revenue Code. Participants who have attained age 50 before the end of the Plan year are eligible to make catch-up contributions. Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans. The Bank may, at the discretion of its Board of Directors, make a matching contribution to the Plan on behalf of each participant. The matching formula during the 2007 and 2006 plan years was 100% of the first 3% of the compensation contributed and 50% of the next 3%, with a maximum contribution of 4.50%. Participants direct the investment of contributions into various investment options offered by the Plan. In addition to Community Shores Bank Corporation common stock, the Plan currently offers one-hundred and forty-six pooled separate accounts, of which fifty-three were invested in as of December 31, 2007 and a guaranteed investment contract with John Hancock Life Insurance Company (“John Hancock”) as investment options for participants. Contributions to the plan are subject to certain limitations.

Participant Accounts

Each participant’s account is credited with the participant’s contribution and allocations of the Bank’s matching contribution, and Plan earnings and charged with an allocation of administrative expenses. Allocations are based participant earnings or account balances as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Vesting

Participants are immediately vested in their contributions, the Bank’s contributions, and allocated earnings thereon.

COMMUNITY SHORES BANK 401(k) PLAN
NOTES TO FINANCIAL STATEMENTS
Participant Loans

Participants may borrow from their accounts a minimum of $1,000, up to a maximum of 50% of the participants elective contributions account balance. Additionally, to be non-taxable, the loan cannot exceed $50,000 reduced by the participant’s highest outstanding loan balance during the 12 months immediately preceding the loan disbursement date. Loan terms range from 1 to 5 years, or up to 30 years for the purchase of a primary residence. The loans are secured by the balance in the participant’s account and bear interest based upon the prime rate. Principal and interest is paid ratably through payroll deductions.

Payment of Benefits

On termination of service due to death, disability, retirement, or other reasons, a participant or his or her beneficiary may elect to receive a lump-sum amount equal to the value of the participant’s account.

Administrative Expenses

The Plan’s administrative expenses, including salaries, accounting, recordkeeping, and legal, are paid by the Bank and qualify as party-in-interest transactions which are exempt from prohibited transaction rules. Custodial service fees related to John Hancock are paid by the Plan. Fees for common stock transactions through Northwestern Mutual Investment Services, LLC, the custodian of the common stock, are allocated to the accounts of those participants electing this investment option.
Summary of Significant Accounting Policies
Basis of Accounting

The financial statements of the Plan are prepared using the accrual method of accounting.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires the Plan administrator to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosures of contingent assets and liabilities. Actual results could differ from those estimates.

Investment Valuation and Income Recognition

The Plan’s investments in pooled separate accounts with John Hancock are stated at estimated fair values, which have been determined based on the unit values of the funds. Unit values are determined by John Hancock, the insurance company sponsoring the funds, based upon the net asset values of the underlying securities held by the funds. The value of the guaranteed interest contract is estimated using a market approach based on prices of similar contracts. Investment in the Plan Sponsor’s common stock is valued at fair value, based on quoted market prices. Participant loans are valued at their outstanding balance, which approximates fair values.

COMMUNITY SHORES BANK 401(k) PLAN
NOTES TO FINANCIAL STATEMENTS
Unrealized appreciation or depreciation in the aggregate fair value of investments represents the net change in the difference between aggregate fair value and the cost of investments, including reinvestment of earnings. The realized gain or loss on sale of investments is the difference between the proceeds received and the average cost of investments sold.

Purchases and sales are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Management fees and operating expenses charged to the Plan for investments in pooled separate accounts are deducted from income earned on a daily basis and are not separately reflected. Consequently, management fees and operating expenses are reflected as a reduction of net appreciation in fair value of investments for such investments.

Payment of Benefits

Benefits are recorded when paid.
2.	INVESTMENTS

Investments representing 5% or more of the Plan’s net assets available for benefits are as follows at December 31:

	2007	2006
Pooled separate accounts:
John Hancock Lifestyle Balanced	$472,593	$440,669
John Hancock Lifestyle Growth	181,623	197,780
John Hancock Lifestyle Moderate	117,201	—
Money Market Fund	224,376	—

Community Shores Bank Corporation common stock	198,674	604,497
3.	RELATED PARTY TRANSACTIONS

Parties-in-interest are defined under Department of Labor (DOL) regulations as any fiduciary of the Plan, any party rendering service to the Plan, the employer, and certain others. Certain Plan investments are pooled separate accounts and an investment contract managed by of John Hancock. John Hancock as the custodian of the Plan and, therefore, these transactions qualify as party-in-interest. Substantially all professional fees for the administration and audit of the Plan are paid by the Bank. Other professional fees related to the trustee and custodial services for the Plan’s assets were paid by the Plan to John Hancock and amounted to $15,785 and $14,950 for 2007 and 2006, respectively.

COMMUNITY SHORES BANK 401(k) PLAN
NOTES TO FINANCIAL STATEMENTS
The Bank is a wholly owned subsidiary of Community Shores Bank Corporation, and accordingly the Plan’s investment in Community Shores Bank Corporation common stock as of December 31, 2007 and 2006, represents a party-in-interest transaction. The 34,552 and 45,588 shares of Community Shores Bank Corporation common stock held by the Plan as of December 31, 2007 and 2006, respectively, represent approximately 2.4% and 3.1% of the Company’s outstanding shares as of each of those dates.

4.	INCOME TAX STATUS

The Bank’s Board of Directors adopted the Prototype Non-Standardized Profit Sharing Plan with Cash or Deferred Arrangement (“CODA”). The Plan document has received an opinion letter from the Internal Revenue Service dated November 27, 2001, stating that the written form of the underlying prototype plan document is qualified under Section 401(a) of the Internal Revenue Code (the “Code”) and that any employer adopting this form of the Plan will be considered to have a plan qualified under Section 401(a) of the Code. Although the Plan has been amended since receiving the determination letter, the Plan administrator and the Plan’s legal counsel believe the Plan is being operated in compliance with the applicable requirements of the Code.

5.	PLAN TERMINATION

Although it has not expressed any intent to do so, the Plan Sponsor has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA.

6.	RISKS AND UNCERTAINTIES

The Plan provides for various investment options in the Company’s common stock, a guaranteed investment contract, and in pooled separate accounts with underlying assets consisting of any combination of stocks, bonds, fixed income securities, mutual funds and other investment securities. Investment securities are exposed to various risks, such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the Statements of Net Assets Available for Benefits.

7.	SUBSEQUENT EVENT

Subsequent to December 31, 2007, the market value of the shares held in Community Shores Bank Corporation common stock decreased from $5.75 per share as of December 31, 2007 to $4.50 per share as of June 25, 2008.
* * * * *

SUPPLEMENTARY INFORMATION

COMMUNITY SHORES BANK 401(k) PLAN
SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
DECEMBER 31, 2007
PLAN #001
EIN 38-3438092

		(c) Description of
	(b) Identity of	Investment Including
	Issue, Borrower,	Maturity Date, Rate of	(e)
	Lessor, or	Interest, Collateral, Par or	Current
(a)	Similar Party	Maturity Value	Value
	Pooled separate accounts
*	JH Lifestyle Balanced	2,138 units	$472,593
*	JH Lifestyle Growth	554 units	181,623
*	JH T. Rowe Price Science & Technology	1,783 units	72,590
*	JH Fidelity Advisor Dividend Growth	612 units	35,765
*	JH PIMCO Total Return	4,004 units	68,352
*	500 Index Fund	71 units	56,378
*	JH T. Rowe Price Blue Chip	715 units	37,984
*	JH Lifestyle Aggressive	51 units	18,338
*	JH Lifestyle Moderate	714 units	117,201
*	Total Stock Market Index Fund	2,616 units	38,346
*	JH Energy	662 units	69,449
*	JH American Funds Am Balanced	1,705 units	39,406
*	JH Lifestyle Conservative	339 units	58,854
*	JH American Century Small Co	704 units	8,044
*	JH Oppenheimer Developing Market	791 units	44,922
*	JH MFS Utilities	2,963 units	68,014
*	JH Excelsior Value & Restructuring	289 units	17,715
*	JH Lord Abbett All Value	1 unit	52
*	JH T. Rowe Price Spectrum Inc	136 units	3,676
*	JH Oppenheimer Global	4 units	170
*	JH Short-Term Federal	1,428 units	26,080
*	JH Lord Abbett Mid Cap Value	21 units	626
*	JH T. Rowe Price Small Cap Val	352 units	17,064
*	JH American Funds Inv Co Am	10 units	402
*	JH PIMCO Real Return	546 units	8,035
*	JH Davis New York Venture	293 units	9,563
*	JH Mutual Beacon	5 units	688
*	JH Franklin Balance Sheet	303 units	31,358
(Continued)

COMMUNITY SHORES BANK 401(k) PLAN
SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
DECEMBER 31, 2007
PLAN #001
EIN 38-3438092

		(c) Description of
	(b) Identity of	Investment Including
	Issue, Borrower,	Maturity Date, Rate of	(e)
	Lessor, or	Interest, Collateral, Par or	Current
(a)	Similar Party	Maturity Value	Value

	Pooled separate accounts
*	JH American Funds Growth Fund	874 units	$33,110
*	JH American Century Mason Select Bond	314 units	3,703
*	JH PIMCO Global Bond	286 units	3,804
*	JH AmCentury Mason High Yield Bond	265 units	3,569
*	JH American Funds Wash Mutual	38 units	1,536
*	JH T. Rowe Price Equity Inc	36 units	1,495
*	JH DWS RREEF Real Estate	99 units	11,075
*	JH Domini Social Equity	18 units	727
*	JH John Hancock U.S. Global Lead	210 units	4,217
*	JH Templeton World	19 units	808
*	JH American Funds EuroPacific	375 units	23,522
*	JH Davis Financial	159 units	7,875
*	JH Allianz RCM Tech Fund	292 units	15,295
*	JH LM Partners Glb High Yield	167 units	4,403
*	JH Mutual Discovery	32 units	2,250
*	JH BlackRock Large Value	1,005 units	22,483
*	JH Templeton Foreign Small Co	1,171 units	29,436
*	JH American Century Vista	78 units	3,845
*	Money Market Fund	17,501 units	224,376
*	International Value Fund	57 units	1,389
*	Quantitative All Cap Fund	34 units	781
*	Quantitative Mid Cap Fund	3 units	426
*	Mid Cap Index Fund	2 units	43
*	Intl Equity Index Fund	408 units	7,960
*	Emerging Growth Fund	406 units	8,972

	Total pooled separate accounts		1,920,388
(continued)

COMMUNITY SHORES BANK 401(k) PLAN
SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
DECEMBER 31, 2007
PLAN #001
EIN 38-3438092

		(c) Description of
	(b) Identity of	Investment Including
	Issue, Borrower,	Maturity Date, Rate of	(e)
	Lessor, or	Interest, Collateral, Par or	Current
(a)	Similar Party	Maturity Value	Value

	Common stock
*	Community Shores Bank Corporation	34,552 shares of common stock	$198,674

	Guaranteed investment contract
*	Guarantee Interest Account	3,267 units, annual interest rate of 3.35%	3,267

*	Participant loans	Loans, maturating in 1 to 9 years, annual interest rate 5.25% to 8.25%, secured by – participant account balances	7,075
	Total investments		$2,129,404

Exhibits:

EXHIBIT NO.	EXHIBIT DESCRIPTION

23	Independent Auditors’ Consent.

32.1	Certification of chief executive officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

32.2	Certification of chief financial officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

COMMUNITY SHORES BANK 401(K) PLAN

Date: June 26, 2008	/s/ Tracey A. Welsh Tracey A. Welsh Trustee